APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the appropriate officers of the Trust are authorized and directed to amend the Trust's joint fidelity bond to update the current series of the Trust; and it is

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940; and it is

RESOLVED FURTHER, that each of the proper officers of the Trust is authorized to execute such documents and to take such further actions in the name of the Trust and on its behalf as he or she may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

ICI MUTUAL INSURANCE COMPANY,
a Risk Retention Group

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED	BOND NUMBER
Investment Managers Series Trust	**07873119B**

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
May 22, 2020	**December 31, 2019 to December 31, 2020**	**/S/ Maggie Sullivan**

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

> o   Knowledge Leaders Developed World ETF, a series fund of:
> Investment Managers Series Trust

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.